

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009720

March 1, 2004

Ryan E. Tibbitts
General Counsel
The SCO Group, Inc.
355 South 520 West
Lindon, UT 84042

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: The SCO Group, Inc.
Incoming letter dated January 28, 2004

Dear Mr. Tibbitts:

This is in response to your letter dated January 28, 2004 concerning a shareholder proposal submitted to SCO Group by Charles Pouliot. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Pouliot
9203 Fowler Lane
Lanham, MD 20706



January 28, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The SCO Group, Inc.; Securities Exchange Act of 1934 Rule 14a-8 Exclusion of Proposal From Charles Poulit

Dear Sir or Madam:

The SCO Group, Inc. ("SCO" or the "Company"), has received correspondence from Mr. Charles Poulit containing a proposal purportedly for inclusion in the proxy materials for the Company's 2004 Annual Meeting of Stockholders (for purposes hereof, the "Proposal").

SCO hereby requests that the Staff of the Division of Corporate Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal.

We submit that the Proposal may properly be omitted from SCO's proxy materials under Rule 14a-8(f) because Mr. Poulit has failed to meet the eligibility criteria set forth in Rule 14a-8(b)(1). Rule 14a-8(b)(1) requires a proponent to demonstrate continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year prior to the submission date of the proposal. Rule 14a-8(f) provides that a company need not provide a shareholder with notice of a deficiency of such shareholder's proposal if such deficiency cannot be remedied. Staff Legal Bulletin No. 14 "Shareholder Proposals" Part C, Question 6(c) provides that failure on the part of the proponent (i) to own less than $2,000 in market value, or 1%, of the company's securities and (ii) to own the securities in question for less than one year before submitting the proposal, are both defects that cannot be remedied. Mr. Poulit's letter fails to demonstrate that he meets the requisite thresholds set out in Rule 14a-8(b)(1). In fact, Mr. Poulit indicates in his letter that at the time of submitting the Proposal he owned only three shares of the Company's Common Stock. The market value of such shares on any day within the 60 calendar days prior to submission of the Proposal was less than $25 per share. The Company's stock records did not reveal Mr. Poulit to be a registered holder of its securities, and Mr. Poulit did not

355 South 520 West, Lindon, Utah 84042 U.S.A. phone 801.765.4999 fax 801.765.1313 www.SCO.com

provide proof of eligibility to verify his ownership of the requisite number of the Company's securities. In addition, Mr. Poulit failed to make any representation that he intends to continue any ownership interest in the Company through the date of SCO's 2004 Annual Stockholder Meeting.

Because Mr. Poulit has failed to demonstrate that he has continuously held the requisite amount of Company securities for one year prior to the date he submitted the Proposal, he has not met the eligibility requirements under Rule 14a-8(b)(1), and the Company therefore intends to exclude the Proposal from its 2004 proxy materials under Rule 14a-8(f). The Company hereby requests that the Staff likewise confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its 2004 proxy materials.

The Staff has strictly construed Rule 14a-8(b)(1) in responding to requests for exclusion of stockholder proposals thereunder when a given proponent failed to meet the one-year holding period requirement. See Equidyne Corporation (avail. Nov. 19, 2002), Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002). Thus, based on the foregoing facts, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(b)(1) and Rule 14a-8(f).

Because the Company believes that the Proposal was improperly submitted in violation of Rule 14a-8(b)(1) and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on any additional bases for exclusion. However, should the Staff not agree with our understanding of the eligibility requirements, we reserve the right to submit further correspondence requesting omission of the Proposal on additional grounds. See Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002).

A copy of this letter, together with the enclosures, is being mailed to Mr. Poulit.

The Company's deadline for printing its proxy materials is quickly approaching, and the Company respectfully requests a response to this letter as soon as possible.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (801) 765-4999.

Very truly yours,



Ryan E. Tibbitts
General Counsel
The SCO Group, Inc.

Enclosure

A

9203 Fowler Lane
Lanham MD 20706
October 30, 2003

Investor Relations
SCO Group, Inc.
355 South 520 West
Lindon UT 84042

Dear Reader:

I, Charles Pouliot, am presently an owner of 3 shares of common stock of the SCO group (SCOX). I formerly owned 500 shares, which I sold when this litigation was begun, and ceased investing in SCO because I do not believe in supporting a company involved in this activity, nor am I willing to make such investment risks. I hereby present the enclosed proposal for the next annual meeting of stockholders, scheduled to be held in March 2004. I will also send a copy of this communication via email to Kathy Martens, as posted on your web site.

Sincerely,



Charles Pouliot

RESOLVED, that the shareowners of the SCO Group, Inc. (hereinafter 'SCO') hereby urge that the Board of Directors and senior management of SCO take whatever steps necessary to cause the company to promptly cease and desist from all lawsuits, threats of lawsuits, and supposed legal claims with respect to copyright, patent, proprietary rights or any other form of intellectual property, in any form, with respect to the Linux operating system (hereinafter 'Linux'), or any version, form, or derivative of Linux.

We also request that SCO apologize to the entire Linux industry by way of a statement on their web site, and by email to all parties against whom any of the above actions have been taken.

Supporting Statement:
The use of unsubstantiated legal claims to demand money from others has to be one of the most despicable, unethical, and irresponsible business practices yet invented. Statements which provoke fear, uncertainty, and doubt, are threatening to undermine the Linux software industry, in which SCO once claimed to be a participant and supporter, when we committed to investment in SCO, then known as Caldera International. Now, instead of participating in the industry and supporting Linux through honest competition in the marketplace, it is attempting to destroy it. Whereas,

SCO has made vague accusations of legal liability.

SCO has showed limited evidence (i.e., code resemblance) which falsely suggests that their lawsuit has substance, but refuses to provide definite evidence or make precise claims (for which they would obviously bear responsibility); which could easily settle the issues at stake; for example, SCO won't admit that sections of code in question were not copied from UNIX, nor specify sections of code that were copied so they can be removed.

Numerous companies have demonstrated the baselessness of SCO's intellectually property claims, by indemnifying their customers, and publishing legal and commercial documents relating to SCO's lawsuit.

Early on in this activity, Microsoft Corporation, the well-known former monopoly, which Linux is now threatening and competing with, paid a substantial sum of money to SCO; SCO cannot honestly support Linux when they are financially subsisting on a monopolistic competitor; simply put, it is a conflict of interests.

In essence, SCO is demanding money from Red Hat and other Linux businesses, without producing actual evidence that SCO is owed anything.

As a result, SCO is undermining the Linux operating system and the entire computing industry, which depends upon the healthy competition it creates in the operating system market.

Furthermore, SCO's activities have caused a severe instability of their stock price and made it a target for speculation, which is against the interests of sound investment and business strategy.

It is not our wish or purpose to remove any genuine legal rights SCO may have, in particular, its contractual claims with IBM, some of which do appear to be valid; only that they drop all legal claims and all suggestions of legal claims for which they do not promptly provide prima facie evidence.

Notwithstanding the self-interested recommendations of the directors of SCO, we urge all shareowners to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The SCO Group, Inc.
Incoming letter dated January 28, 2004

The proposal relates to litigation.

There appears to be some basis for your view that SCO Group may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SCO Group omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Keir D. Gumbs
Special Counsel